Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923

**Subject to Completion. Dated August 8, 2012.**

Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Underlying Supplement No. 1-I dated November 14, 2011 and the Product Supplement No. 4-I dated November 14, 2011 — No.

JPMorgan Chase & Co.

# Medium-Term Notes, Series E

# $

# Index-Linked Digital Notes due 2014
# (Linked to the S&P 500® Index)

**The notes do not bear interest.** The amount that you will be paid on your notes on the stated maturity date (October 3, 2014, subject to adjustment) is based on the performance of the S&P 500® Index (which we refer to as the index) as measured from the trade date (on or about August 14, 2012) to and including the determination date (September 30, 2014, subject to adjustment). **The return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on upside appreciation. You could lose your entire investment in the notes if the index level declines to zero. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**

To determine your payment at maturity, the calculation agent will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date and the closing level of the index on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level from the trade date to and including the determination date) or a negative return (based on any decrease in the index level from the trade date to and including the determination date). On the stated maturity date, for each $1,000 principal amount note:

- if the index return is *greater than* or *equal to* -20.00% (*i.e.*, the final index level is *greater than* or *equal to* 80.00% of the initial index level), you will receive an amount in cash equal to the threshold settlement amount (set on the trade date, expected to be between $1,093.00 and $1,113.00); or
- if the index return is *below* -20.00% (*i.e.*, the final index level is *less than* the initial index level by more than 20.00%), you will receive an amount in cash *equal to* the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) 1.25 *times* (c) the sum of the index return *plus* 20.00%. You will receive less than $1,000.

**The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 20.00% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the principal amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 principal amount note (the minimum denomination) is limited to the threshold settlement amount of between $1,093.00 and $1,113.00 (set on the trade date). In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.**

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in "Summary Information" beginning on page PS-2 in this pricing supplement, the general terms of the notes found in the accompanying product supplement no. 4-I and the description of the index in the accompanying underlying supplement no. 1-I.

***Your investment in the notes involves certain risks. We encourage you to read "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Factors" on page PS-10 of this pricing supplement so that you may better understand those risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by J.P. Morgan Securities LLC, which we refer to as JPMS, and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which JPMS would initially buy or sell notes (if JPMS makes a market) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using those pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through September 14, 2012.***

| | | | |
|---|---|---|---|
| **Original issue date (settlement date):** | on or about August 21, 2012 | **Original issue price:** | % of the principal amount |
| **Underwriting commission/discount:** | up to 1.10% of the principal amount | **Net proceeds to the issuer:** | % of the principal amount |

The original issue price includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission not in excess of 1.10% of the principal amount and will sell the notes to an unaffiliated dealer at a discount equal to this commission.

The issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for your notes.

**Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.**

**The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.**

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. ***Unless JPMS or its respective agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.***

Pricing Supplement dated , 2012.

**RECENT DEVELOPMENTS**

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly.  These changes had a negative impact on the effectiveness of our Chief Investment Office's internal controls over valuation of the synthetic credit portfolio.  Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters.  The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and "Selected Risk Factors — The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012.  See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

**SUMMARY INFORMATION**

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

**Key Terms**

**Issuer:** JPMorgan Chase & Co.

**Index:** the S&P 500® Index (Bloomberg symbol, "SPX Index"), as published by Standard & Poor's Financial Services LLC ("S&P")

**Principal amount:** each note will have a principal amount of $1,000; $          in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

**Purchase at amount other than principal amount:** the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated threshold level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment.  See "Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected" on page PS-12 of this pricing supplement.

**Payment on the stated maturity date:** for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

- if the final index level is *greater than* or *equal to* 80.00% of the initial index level (*i.e.*, the threshold level), the threshold settlement amount (set on the trade date, expected to be between $1,093.00 and $1,113.00); or

- if the final index level is *less than* 80.00% of the initial index level (*i.e.*, the threshold level), the *sum* of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the downside leverage factor of 1.25 *times* (c) the sum of the index return *plus* the buffer amount of 20.00%. You will receive less than $1,000.

**Initial index level (to be set on the trade date and will be the closing level of the index on the trade date):**

**Final index level:** the closing level of the index on the determination date.  In certain circumstances, the closing level of the index will be based on the alternative calculation of the index described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single

Component" beginning on page PS-18 of the accompanying product supplement or "General Terms of Notes — Additional Index Provisions — B. Discontinuation of an Index; Alteration of Method of Calculation" beginning on page PS-66 of the accompanying product supplement. The accompanying product supplement refers to the final index level as the "Ending Index Level."

**Index return:** the *quotient* of (i) the final index level *minus* the initial index level *divided* by (ii) the initial index level, expressed as a percentage

**Threshold level:** 80.00% of the initial index level

**Threshold settlement amount (to be set on the trade date):** expected to be between $1,093.00 and $1,113.00

**Cap level (to be set on the trade date):** expected to be between 109.30% and 111.30% of the initial index level

**Buffer amount:** 20.00 %

**Downside leverage factor:** the *quotient* of the initial index level *divided* by the threshold level, which equals 1.25

**Trade date:** on or about August 14, 2012

**Original issue date (settlement date):** on or about August 21, 2012

**Determination date:** September 30, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" beginning on page PS-18 of the accompanying product supplement

**Stated maturity date:** October 3, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity — D. Other Terms" on page PS-16 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the "maturity date."

**No interest:** the offered notes do not bear interest

**No listing:** the offered notes will not be listed on any securities exchange or interdealer quotation system

**No redemption:** the offered notes will not be subject to redemption right or price dependent redemption right

**Closing level:** as described under "Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index" on page PS-14 of the accompanying product supplement.  The accompanying product supplement refers to the closing level as the "Index closing level."

**Business day:** as described under "Description of Notes — Payment at Maturity — D. Other Terms" on page PS-16 of the accompanying product supplement

**Trading day:** as described under "Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index" on page PS-14 of the accompanying product supplement

**Use of proceeds and hedging:** as described under "Use of Proceeds and Hedging" on page PS-48 of the accompanying product supplement no. 4-I

**Capital gains tax treatment:** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

**ERISA:** as described under "Benefit Plan Investor Considerations" beginning on page PS-86 of the accompanying product supplement no. 4-I

**Supplemental plan of distribution:** as described under "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $         .

We expect to deliver the notes against payment therefor in New York, New York on or about August 21, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

**Calculation agent:** JPMS

**CUSIP no.:** 48125V2X7

**ISIN no.:** US48125V2X70

**FDIC:** the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

## Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

| Product Supplement Defined Term | Pricing Supplement Defined Term |
| --- | --- |
| Ending Index Level | final index level |
| Index closing level | closing level |
| pricing date | trade date |
| maturity date | stated maturity date |
| term sheet | preliminary pricing supplement |

In addition, the following terms used in this pricing supplement are not defined with respect to Index-Linked Digital Notes in the accompanying product supplement: threshold level, threshold settlement amount, cap level, buffer amount and downside leverage factor.  Accordingly, please refer to "Key Terms" beginning on page PS-3 of this pricing supplement for the definitions of these terms.

**HYPOTHETICAL EXAMPLES**

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the term of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the index and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by JPMS and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see "Risk Factors — Risks Relating to the Notes Generally — Secondary Trading May Be Limited" on page PS-27 of the accompanying product supplement no. 4-I, "Selected Risk Factors — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price" on page PS-11 of this pricing supplement and "Selected Risk Factors — Lack of Liquidity" on page PS-12 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

| Key Terms and Assumptions | |
|---|---:|
| Principal amount | $1,000 |
| Threshold settlement amount | $1,093.00 |
| Threshold level | 80.00% of the initial index level |
| Cap level | 109.30% of the initial index level |
| Downside leverage factor | 1.25 |
| Buffer amount | 20.00% |
| Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date | |
| During the term of the notes, the index is not discontinued, the method of calculating the index does not change in a material respect and the index is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the index had those modifications not been made | |
| Notes purchased on original issue date at the principal amount and held to the stated maturity date | |

Moreover, we have not yet set the initial index level that will serve as the baseline for determining the index return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial index level may differ substantially from the index level prior to the trade date.

For these reasons, the actual performance of the index over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see "The Index — Historical High, Low and Closing Levels of the Index" below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment of maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

| Hypothetical Final Index Level (as Percentage of Initial Index Level) | Hypothetical Payment at Maturity (as Percentage of Principal Amount) |
|---|---|
| 150.000% | 109.3000% |
| 140.000% | 109.3000% |
| 130.000% | 109.3000% |
| 115.000% | 109.3000% |
| 110.000% | 109.3000% |
| 100.000% | 109.3000% |
| 90.000% | 109.3000% |
| **80.000%** | **109.3000%** |
| 79.990% | 99.9875% |
| 75.000% | 93.7500% |
| 50.000% | 62.5000% |
| 25.000% | 31.2500% |
| **0.000%** | **0.0000%** |

If, for example, the final index level were determined to be 25.0000% of the initial index level, the payment that we would deliver on your notes at maturity would be 31.2500% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 68.7500% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 80.0000% (the section left of the 80.0000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.0000% of the principal amount of your notes (the section below the 100.0000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than or equal to 80.0000% (the section right of the 80.000% marker on the horizontal axis) would result in a capped return on your investment.



The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the index that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Selected Risk Factors — Many Economic and Market Factors Will Impact the Value of the Notes" beginning on page PS-12 of this pricing supplement.

The hypothetical returns on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

*We cannot predict the actual final index level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial index level, cap level and threshold settlement amount we will set on the trade date and the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.*

## SELECTED RISK FACTORS

*An investment in your notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks underlying the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.*

### You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the index and will depend on whether the final index level is less than the initial index level by more than 20%. Your investment will be exposed to loss on a leveraged basis if the final index level is less than the initial index level by more than 20%. For every 1% that the final index level is less than the initial index level by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

### Your Maximum Gain on the Notes Is Limited to the Threshold Settlement Amount

If the final index level is greater than or equal to 80% of the initial index level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the threshold settlement amount, regardless of the appreciation in the index, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the index. The threshold settlement amount will be set on the trade date and is expected to be between $1,093.00 and $1,113.00 (set on the trade date).

### The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See "Recent Developments" in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

## Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to "Risk Factors — Risks Relating to the Notes Generally" beginning on page PS-21 of the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the index and the notes.

### Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The original issue price for your notes, the price at which JPMS would initially buy or sell your notes (if JPMS makes a market, which it is under no obligation to do) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through September 14, 2012. After September 14, 2012, the price at which JPMS would buy or sell notes will reflect the value determined by reference to the pricing models, plus JPMS's customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If JPMS makes a market in the notes, the price quoted by JPMS would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that JPMS makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that the unaffiliated dealer will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by JPMS.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by JPMS. You should read "— Many Economic and Market Factors Will Impact the Value of the Notes" beginning on page PS-12 of this pricing supplement.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that JPMS or any other party will be willing to purchase your notes and, in this regard, JPMS is not obligated to make a market in the notes. See  "— Lack of Liquidity" on page PS-12 of this pricing supplement.

**We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price**

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

**If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected**

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the threshold level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount. Similarly, the threshold level, while still providing an increase in the return on the notes if the final index level is greater than or equal to the threshold level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

**No Interest or Dividend Payments or Voting Rights**

As a holder of the notes, you will not receive interest payments.  As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.  In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the index stocks would have.

**Lack of Liquidity**

The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

**Many Economic and Market Factors Will Impact the Value of the Notes**

In addition to the level of the index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

- the actual and expected volatility of the index;

- the time to maturity of the notes;

- the dividend rates on the index stocks;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory and judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors may influence the market value of your notes if you sell your notes prior to maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes. You cannot predict the future performance of the index based on its historical performance.

### The Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. The IRS might not accept, and a court might not uphold, the treatment of the notes described in "Key Terms—Capital gains tax treatment" in this pricing supplement and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

**THE INDEX**

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by S&P.

As of August 7, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.92%), Consumer Staples (11.22%), Energy (11.31%), Financials (14.29%), Health Care (11.75%), Industrials (10.26%), Information Technology (19.97%), Materials (3.36%), Telecommunication Services (3.27%) and Utilities (3.66%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the index found in the accompanying underlying supplement. For more details about the index, the index sponsor and license agreement between the index sponsor and the issuer, see "Equity Index Descriptions — The S&P 500® Index" beginning on page US-68 of the accompanying underlying supplement no. 1-I.

### Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your notes.

**You should not take the historical levels of the index as an indication of the future performance of the index.** We cannot give you any assurance that the future performance of the index or the index stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table on the following page shows the high, low and final closing levels of the index for each of the four calendar quarters in 2007, 2008, 2009, 2010 and 2011 and the first, second and third calendar quarters of 2012 (through August 7, 2012). The associated graph shows the closing levels of the index for each day in the same period. We obtained the closing levels listed in the table and graph on the following page from Bloomberg Financial Services, without independent verification.

**Quarterly High, Low and Closing Levels of the Index**

| | High | Low | Close |
|---|---|---|---|
| **2007** | | | |
| Quarter ended March 31 | 1,459.68 | 1,374.12 | 1,420.86 |
| Quarter ended June 30 | 1,539.18 | 1,424.55 | 1,503.35 |
| Quarter ended September 30 | 1,553.08 | 1,406.70 | 1,526.75 |
| Quarter ended December 31 | 1,565.15 | 1,407.22 | 1,468.36 |
| **2008** | | | |
| Quarter ended March 31 | 1,447.16 | 1,273.37 | 1,322.70 |
| Quarter ended June 30 | 1,426.63 | 1,278.38 | 1,280.00 |
| Quarter ended September 30 | 1,305.32 | 1,106.39 | 1,166.36 |
| Quarter ended December 31 | 1,161.06 | 752.44 | 903.25 |
| **2009** | | | |
| Quarter ended March 31 | 934.70 | 676.53 | 797.87 |
| Quarter ended June 30 | 946.21 | 811.08 | 919.32 |
| Quarter ended September 30 | 1,071.66 | 879.13 | 1,057.08 |
| Quarter ended December 31 | 1,127.78 | 1,025.21 | 1,115.10 |
| **2010** | | | |
| Quarter ended March 31 | 1,174.17 | 1,056.74 | 1,169.43 |
| Quarter ended June 30 | 1,217.28 | 1,030.71 | 1,030.71 |
| Quarter ended September 30 | 1,148.67 | 1,022.58 | 1,141.20 |
| Quarter ended December 31 | 1,259.78 | 1,137.03 | 1,257.64 |
| **2011** | | | |
| Quarter ended March 31 | 1,343.01 | 1,256.88 | 1,325.83 |
| Quarter ended June 30 | 1,363.61 | 1,265.42 | 1,320.64 |
| Quarter ended September 30 | 1,353.22 | 1,119.46 | 1,131.42 |
| Quarter ended December 31 | 1,285.09 | 1,099.23 | 1,257.60 |
| **2012** | | | |
| Quarter ended March 31 | 1,416.51 | 1,277.06 | 1,408.47 |
| Quarter ended June 30 | 1,419.04 | 1,278.04 | 1,362.16 |
| Quarter ending September 30 (through August 7, 2012) | 1,401.35 | 1,334.76 | 1,401.35 |



We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.  This pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

Prospectus Supplement dated November 14, 2011



Prospectus dated November 14, 2011

$

# JPMorgan Chase & Co.

Index-Linked Digital Notes due 2014
(Linked to the S&P 500® Index)

## Medium-Term Notes, Series E